Todd P. Zerega

Partner

412.560.7011

April 2, 2025

VIA EDGAR

Mr. Christopher D. Carlson, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Correspondence regarding exemptive application (File No. 812-15675)

Dear Mr. Carlson:

On behalf of our clients, WisdomTree Digital Trust (the “Trust”) and WisdomTree Securities, Inc. (“WisdomTree Securities” or the “Affiliated Dealer”), we filed an application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) on December 18, 2024 pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for the purpose of the Commission granting an exemption from Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act and pursuant to Section 17(d) of the 1940 Act and under Rule 17d-1 of the 1940 Act permitting certain arrangements. Pursuant to comments from the Commission Staff, we wish to add WisdomTree Digital Management, Inc., (“WisdomTree Digital Management” or the “Affiliated Adviser”), and WisdomTree Transfers, Inc., (“WisdomTree Transfers” or the “Affiliated Transfer Agent”) (collectively, with the Trust and the Affiliated Dealer, the “Applicants”) to the Application. Therefore, this correspondence serves to notify the Commission’s Staff of our intent to add WisdomTree Digital Management and WisdomTree Transfers as applicants to the Application on a future amendment to the Application.

If you have any questions, need any additional information or would like any clarification, please contact me at (412) 560-7011.

Very truly yours,

/s/ Todd P. Zerega

Todd P. Zerega, Esq.